May 20, 2005

Stephen Green
Senior Vice President and General Counsel
IHS, Inc.
15 Inverness Way East
Englewood, CO  80112

Re:  	IHS, Inc.
	Amendment No. 3 to Form S-1
		Filed May 9, 2005
	File No. 333-122565

Dear Mr. Green:

Pursuant to our letter dated May 18, 2005, please respond to the following comment.

General
1. We note your response to comment 2 in our April 28 letter, including your representation that the Company "no longer provides free copies of its GEPS product to the Ministry of Energy and Mining in Sudan." Please confirm for us, if true, that the Company no longer makes any product available to the Ministry of Energy and Mining, with the result that the Company no longer has any customer in Sudan.

    Please address your questions or comments to Maryse Mills-
Apenteng at 202-551-3457. If you require further assistance you may contact the undersigned at 202-551-3730.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director


cc:	Via facsimile:  212-450-3596
      Luciana Fato, Esq.
      Davis Polk & Wardwell
      450 Lexington Avenue
      New York, NY  10017

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IHS, Inc.
May 20, 2005
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